2nd quarter report for the 6 months
ended June 30, 2008

2nd quarter report 2008

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(all figures below and in the attached schedules are stated in U.S. Dollars, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the six months ended June 30, 2008.

The following Management Discussion and Analysis dated August 22, 2008 should be read in conjunction with the Company’s consolidated financial statements for the six months ended June 30, 2008, as well as reference to previously filed Management Discussions and Analysis, previously file annual reports and forward-looking statements contained within this report.

Overview

Based in Vaughan, Ontario, Clearly Canadian Beverage Corporation, operating under the name Clearly Canadian Brands, markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed primarily in the United States and Canada. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s 2007 acquisitions of DMR Food Corporation and My Organic Baby Inc. marked the Company’s debut into organic and natural snack products and organic baby food, with a wide range of dried fruit and nut snacks offerings from SunRridge Farms, Naturalife, Sweet Selections, Simply by Nature, Glengrove Organics brands, and wide range of organic baby products for toddlers under the name My Organic Baby and My Organic Toddler. We believe that the health focussed nature of our beverage, healthy snack and organic baby product lines complement each other and will provide opportunities for synergy in marketing and distribution in the future.

Over the past many years, our beverage business has been in decline due to the highly competitive nature of the beverage industry. In 2008, the Company’s beverage products division has been undergoing significant redevelopment in order to compete in the highly competitive beverage industry. Specifically, the Company is seeking to transform its reliance on selling its well known brand of Clearly Canadian sparkling flavoured waters in single serve glass format to selling it in various PET packages using strategically located beverage production partners, such as the Cott Corporation. The changes, which are expected to roll out in the 3rd quarter of 2008, are intended to increase the Company’s use of the production, sales and marketing infrastructures of larger beverage companies, decrease shipping expenses and offer retailers a product which is more marketable to the mass consumer market. While we believe this initiative will result in renewed growth in our beverage business, it is too early to make any trend predictions with respect to sales.

Convertible Notes

In September 2007, we completed a $9.36 million senior debt financing (the “Financing”) from institutional investors through the sale of senior convertible notes (the “Senior Convertible Notes”) and the issuance of five-year share purchase warrants to purchase 4,017,162 common shares (the “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants were exercisable at an initial exercise price of $2.33 per share (subject to future adjustment) and the 2,008,581 Series F warrants were exercisable at an initial exercise price of $2.56 per share (subject to future adjustment). In addition, the Company issued 500,000 share purchase warrants to a placement agent on the same terms as the Series E Warrants (the “Placement Warrants”).

The primary features of the Senior Convertible Notes are (i) interest at 9% per annum for years 1-3 and at 18% per annum for years 4 and after, payable monthly in cash or, subject to volume and ownership limitations and in our discretion, common shares based on a 10% discount to the then-market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during years 1-2, provided the market price of our common shares is double the conversion price, we can, subject to volume and ownership limitations, call the Senior Convertible Notes (iv) in year 3 and beyond, we can, subject to volume and ownership limitations, force conversion of the Senior Convertible Notes at the lower of the initial conversion price or at a 15% discount to the then-market price and so long as we are converting the Senior Convertible Notes, the interest rate remains at 9% and (v) in year 4 and beyond the Senior Convertible Notes can be called by the note holders.

2nd quarter report 2008

In September 2007, the Company also completed a CDN $2,450,000 vendor take back debt financing from the vendors of DMR Food Corporation and My Organic Baby, Inc. through the sale of subordinated convertible notes (the “Vendor Notes”). The primary features of the Vendor Notes are the same as the Senior Convertible Notes with the exception that the interest is at 9% from year 1 to maturity, there are no restrictions on the Company’s ability to pay, with respect to interest or conversation or call of the Vendor Notes, in common shares and there are no provisions for liquidated damages in the event the shares issuable under the Vendor Notes are not registered.

Each of the Senior Convertible and Vendor Notes and associated warrants carry a full ratchet anti-dilution provision. If we issue any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. Any such adjustment will further dilute our shareholders.

The Company and the holders of the Senior Convertible Notes were involved in a dispute (see previous filings) as to whether the full-ratchet anti-dilution provision had been triggered and whether the Company was obligated to adjust the conversion price of the Senior Convertible Notes and the exercise price of the Series E and Series F Warrants to $0.46 per share.

Effective August 1, 2008, the Company settled this dispute by entering into a Consent, Waiver and Amendment agreement with the holders of the Senior Convertible Notes. This primary features of this agreement are (i) the conversion price of the Senior Convertible Notes has been reduced to $1.75 per share, (ii) in the event the trading price of the Company’s common shares is lower than $1.75 as of July 31, 2009, the conversion price with respect to 33% of the unconverted principal amount of the Senior Convertible Notes as of July 31, 2009 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our common shares, (iii), in the event the trading price of the Company’s common shares is lower than $1.75 as of July 31, 2010 the conversion price with respect to 33% of 67% of the Senior Convertible Notes as of July 31, 2010 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our Common shares, (iv) the exercise price of the Series E, Series F and Placement Warrants has been changed to $1.75 (resulting in a pro rata increase in the number of common shares issuable under the Warrants to 5,612,549 common shares from 4,017,162 common shares, (v) the maturity date of the Senior Convertible Notes was changed to September 26, 2011 from September 26, 2027, which may be extended in certain circumstances by the holders of the Senior Convertible Notes, (vi) the anti-dilution provisions of the Senior Convertible Notes are no longer triggered if the Company pays interest in common shares to the holders of the Vendor Notes, (vii) the Company’s obligation to register the common shares underlying the Senior Convertible Notes and the Series E, Series F and Placement Warrants has been suspended, provided that the holders of the Senior Convertible Notes are permitted to sell their securities pursuant to SEC Rule 144 (viii) all accrued and unpaid penalties (described in previous Company filings) related to the said registration of the common shares have been waived, (ix) the Company is permitted to amend the Vendor Notes to incorporate the changes made in this agreement.

Recently Executed Letters of Intent

In April 2008, the Company signed a Letter of Intent to acquire Sarasam Food Corp., a rapidly expanding brand of kosher hot dogs, sausages and other meat products operating under the name Baldwin Street Kosher. The Company expects to complete this acquisition in the 3rd quarter of 2008 without requiring any further financing or dilution of the Company’s common shares.

In August 2008, the Company signed a Letter of Intent to acquire Crofters Food Ltd., one of North America's largest organic jam companies. The acquisition of this rapidly growing manufacturer, producer and marketer of organic jams and spreads will significantly increase the revenues of Clearly Canadian Brands. The letter contemplates completion of this acquisition in the first quarter of 2009. Upon closing of this acquisition, Clearly Canadian Brands will require additional financing and there may be a dilutive effect on the Company’s common shares.

2nd quarter report 2008

Working Capital

For the six months ended June 30, 2008, we have cash on hand of approximately $2,664,000 (compared to $6,150,000 at the end of Q2-2007 which was a result of financings completed in 2007). We anticipate that it is likely we will continue to have a negative cash flow from operations for the balance of 2008. In addition, the referenced acquisition activity, and any major marketing initiatives we may undertake, will also increase our cash requirements. Accordingly, management may be required to seek additional financing from the sale of common shares which could result in dilution to existing shareholders.

Operating Results

Three months ended June 30, 2008 (“Q2-2008”) compared with three months ended June 30, 2007 (“Q2-2007”)

Sales were $2,534,000 for the three months ended June 30, 2008 compared with $2,996,000 for the three months ended June 30, 2007, a decrease of 15% or $462,000. Compared to Q2-2007, sales from our healthy snack division increased by $111,000 and sales from our organic baby food division increased by $578,000. However, sales from our beverage division saw a comparative quarterly decrease of $1,151,000. While the Company has noticed steady demand for its beverage products, particularly its sparkling flavoured waters, the Company, during the 2nd quarter of 2008, was actively transitioning its beverage sales model, including reducing its reliance on the sale of glass products and reducing its sales force. The new model is intended to introduce our sparkling flavoured waters in various PET formats and to utilize the infrastructure of larger beverage companies, such as Cott Corporation. As a result, the Company’s beverage sales decreased as its inventory of glass products decreased. The Company expects to launch the new beverage model in the 3rd quarter of 2008.

Cost of sales expenses were $2,242,000 for Q2-2008 compared with $2,422,000 for Q2-2007, a decrease of $180,000. The net of sales less cost of sales, being the gross profit margin percentage, decreased to 11.5% for Q2-2008 from 19.1% for Q2-2007, a decrease of 7.7% . The decrease in gross profit margin is a result of several factors. First, all business units are experiencing higher costs of commodities and raw materials as well as significant increases in fuel surcharges resulting in increases in costs of good sold. In respect of the Company’s beverage division, these issues are being addressed through the new beverage model which will significantly increase gross profit margins for our beverage products. Over the next several fiscal quarters, the Company will also be actively seeking means to increase its gross profit margins on its healthy snack and organic baby food divisions. In addition, our organic baby food division took an adjustment in the 2nd quarter 2008 in the amount of $323,000 relating to a product recall from February 2008. It is reflected in this fiscal quarter as the value of product held by our distributor’s resellers was unknown in Q1-2008. Had these additional recalls not occurred, our margins in the organic baby food division would have been in line with expectations.

Selling, general and administrative expenses were $1,105,000 for Q2-2008 compared with $5,590,000 for Q2-2007, a decrease of $4,485,000

	Three months ended June 30, 2008	Three months ended June 30,2007	Increase (Decrease)
Remuneration and payroll cost	342,000	$4,593,000	(4,251,000)
Marketing programs and retail support	391,000	352,000	39,000
Professional fees	118,000	81,000	37,000
Investor relations	10,000	212,000	(202,000)
Insurance	41,000	51,000	(10,000)
Product Development	27,000	116,000	(89,000)
Other general and administrative	176,000	185,000	(9,000)

Total Selling, General & Administrative expenses	1,105,000	$5,590,000	(4,485,000)

SG&A expenses excluding stock-based	1,212,000	$1,658,000	(446,000)

2nd quarter report 2008

compensation
Portion of total stock-based compensation paid in shares	-	1,897,000	(1,897,000)
Portion of total stock-based compensation paid in options/warrants	(107,000)	2,035,000	(2,142,000)

Remuneration costs decreased substantially in Q2-2008 compared to Q1-2007 as a result of stock based compensation paid in Q2 -2007 which was not paid in Q2-2008. In addition, stock based compensation from Q1-2008, which is required to be re-valued quarterly, resulted in a recovery of costs in Q2-2008. Overall, the Company continues to reduce these expenses and to achieve efficiencies in management and administrative roles for all three divisions.

The increase in marketing programs and retail support expenses in Q2-2008 compared to Q2-2007 was a result of promotions in the healthy snack food and organic baby products business units, both of which saw an increase in sales in Q2-2008.

The increase in professional fees in Q2-2008 compared to Q2-2007 was a result of negotiations with the holders of the Senior Convertible Notes. Going forward, we expect our professional fees, particularly our legal fees, to decrease significantly.

The decrease in investor relations costs in Q2-2008 compared to Q2-2007 relates to a decrease in shareholder awareness initiatives.

The decrease in insurance costs in Q2-2008 compared to Q2-2007 relates to the decline in insurance and U.S. workers compensation costs of our beverage division.

Product development costs in Q2-2008 compared to Q2-2007 decreased as the majority of the expenses involved in developing our new beverage model were incurred in the latter part of 2007.

Other general and administrative expense decreased by $9,000 in Q2-2008 compared to Q2-2007 and were generally in line with such expenses in Q1-2008.

The loss for the three months ended June 30, 2008 was $2,077,000 ($0.09 per share) compared with $5,680,000 for the three months ended June 30, 2007 ($0.29 per share). The decrease in the loss for the comparative fiscal quarters of $3,603,000 is primarily due to the reasons set out in this discussion. On a cash basis, and after taking into account non-cash items, non-recurring expenses and interest and penalties on all of our convertible notes, the loss for Q2-2008 was $1,066,000 compared to a loss in Q2-2007 of $1,091,000. An analysis taking into account these additional items is as follows:

	Three months ended June 30, 2008	Three Months ended June 30, 2007	Increase (Decrease)

Earnings (Loss)	($2,077,000)	($5,680,000)	$3,603,000
Add Non Cash Items
Stock Based Compensation (stock options)	(107,000)	3,932,000	(4,039,000)
Intangibles and Depreciation	360,000	-	360,000
Interest Accretion/Interest paid in Stock on	108,000	92,000	16,000
Convertible Notes
Foreign Exchange Loss	114,000	649,000	(535,000)
Earnings (Loss) after Non-Cash Items	(1,602,000)	(1,007,000)	595,000
Add Non Recurring Items
Professional Fees	43,000	-	43,000
Organic Baby Food Division Recall	325,000		325,000
Add Interest & Penalties Paid in Cash on Convertible Notes	211,000	-	211,000

2nd quarter report 2008

Deduct Interest Income	(43,000)	($84,000)	41,000

Earnings (Loss) after non-cash, non-recurring items, interest and penalty expenses and interest income	(1,066,000)	($1,091,000)	25,000

Interest income represents interest the Company earns on its surplus cash reserves invested in short term bank interest earning deposits. Interest Income of $43,000 in Q2-2008 represents a decrease of $41,000 over Q2-2007.

Operating Results

Six months ended June 30, 2008 (“Q2-2008”) compared with six months ended June 30, 2007 (“Q2-2007”)

Sales were $4,941,000 for the six months ended June 30, 2008 compared with $4,463,000 for the six months ended June 30, 2007, an increase of 9.7% or $478,000. The overall increase in sales was a result an increases in sales of $633,000 from our healthy snacks division (acquired February 2007 through the purchase of DMR Food Corporation) and an increase in sales of $1,325,000 from our organic baby food division (acquired May, 2007 through the purchase of My Organic Baby, Inc.). Sales for the six months ended June 30, 2008 from our beverage division were $1,224,000 compared with $2,704,000 in same period last year, a decrease of $1,480,000. The decrease in beverage sales is attributable in part to increased competition and product alternatives in the marketplace and in part to the planned strategy of transforming our beverage product offerings and production strategy as discussed above.

Cost of sales expenses were $4,382,000 for the six months ended June 30, 2008 compared with $3,533,000 for the same period last year, an increase of $849,000 The net of sales less cost of sales, being the gross profit margin percentage, decreased to 11.3% for the six months ended June 30, 2008 from 20.8% for the same period last year, a decrease of 9.5% . The decrease in gross profit margin is a result of a number of factors. First, lower margins can be attributed to the continued integration of our new healthy snack and organic baby product business units with our beverage units. These units have lower gross profit margin percentages than our beverage division traditionally experienced, however, they also have lower selling and marketing expenses associated with their businesses. Second, all business units are experiencing higher costs of commodities and raw materials as well as significant increases in fuel surcharges resulting in increases in costs of good sold. Third, margins have been affected by a product recall in our organic baby food division. The Company is taking active steps to increase gross profit margins as discussed above with the Q2-2008 costs of good sold analysis.

Selling, general and administrative expenses were $4,721,000 for the six months ended June 30, 2008 compared with $8,185,000 for the six months ended June 30, 2007, a decrease of $3,464,000

	Six months ended June 30, 2008	Six months ended June 30,2007	Increase (Decrease)
Remuneration and payroll cost	$3,180,000	$6,584,000	($3,404,000)
Marketing programs and retail support	578,000	655,000	(77,000)
Professional fees	387,000	147,000	240,000
Investor relations and shareholder information	46,000	323,000	(277,000)
Insurance	97,000	96,000	1,000
Product Development	65,000	116,000	(51,000)
Other general and administrative	368,000	264,000	104,000

Total Selling, General & Administrative expenses	$4,721,000	$8,185,000	($3,464,000)

SG&A expenses excluding stock-based compensation	$3,301,000	$2,876,000	$425,000
Portion of total stock-based compensation paid in shares	-	673,000	(673,000)

2nd quarter report 2008

Portion of total stock-based compensation paid in options/warrants	$1,420,000	$4,636,000	$(3,216,000)

Remuneration and payroll costs decreased by $3,404,000 for the six months ended June 30, 2008 largely as a result of stock based compensation paid and valued in Q2-2007 which was not paid and valued in Q2-2008. Further, after taking into account certain non-recurring items in the first six months of 2008, the Company’s cash remuneration and payroll costs in the first six months of 2008 compared to the same period in 2007 is relatively the same. The Company believes this indicates it is achieving efficiencies in management and administrative costs since for the entire period in 2008 the Company was operating with three divisions where in the same period in 2007 it was transitioning from one to three divisions. The Company will continue to work on reducing these costs as a percentage of its revenues.

Marketing programs and retail support expenses related to our beverage division decreased in the first six months of 2008 compared to the same period last year as a result of the planned transformation of our beverage model, which necessitated a decrease in marketing support, offset by increased spending to promote our healthy snack food and organic baby products business units which have experienced sales increases.

The increase in professional fees in the first six months of 2008 compared to the same period in 2007 was a result of negotiations with the holders of the Senior Convertible Notes and the filing of registration statement with the SEC relating to the Senior Convertible Notes. Both of these matters have now been settled and going forward, we expect our professional fees to decrease significantly.

The decrease in investor relations costs in the first six months of 2008 compared to the same period in 2007 relates to a decrease in shareholder awareness initiatives.

The slight increase in insurance costs in the first six months of 2008 compared to the same period in 2007 relates to coverage for our additional healthy snack food and organic baby food business units offset by the decline in insurance and U.S. workers compensation costs of our beverage division.

Product development costs in in the first six months of 2008 compared to the same period in 2007 decreased as the majority of the expenses involved in developing our new beverage model were incurred in the latter part of 2007.

Other general and administrative expense increased by approximately $104,000 in the first six months of 2008 compared to the same period in 2007 due mainly to the addition of the healthy snack and organic baby food divisions, which the Company did not acquire until February 2007 and May 2007 respectively.

The loss for the six months ended June 30, 2008 was 6,455,000 ($0.27 per share) compared with $7,894,000 for the six months ended June 30, 2007 ($0.42 per share). On a cash basis, and after taking into account non-cash items, non-recurring expenses and interest and penalties on our convertible notes, the loss for the six months ended June 30, 2008 was $2,627,000 compared to a loss in the comparative period last year of $1,958,000. An analysis taking into account these additional items is as follows:

	Six months ended June 30,2008	Six Months ended June 30.2007	Increase (Decrease)
Earnings (Loss)	$(6,455,000)	($7,894,000)	1,439,000
Add Non Cash Items
Stock Based Compensation (stock options)	1,420,000	5,309,000	(3,889,000)
Intangibles and Depreciation	656,000	-	656,000
Interest Accretion/Interest Paid in Stock on Convertible Notes	276,000	125,000	151,000
Foreign Exchange Loss	114,000	649,000	(535,000)
Earnings (Loss) after Non-Cash Items	(3,989,000)	(1,811,000)	(2,178,000)
Add Non Recurring Items
Remuneration and Payroll Costs	415,000	-	415,000

2nd quarter report 2008

Professional Fees	237,000	-	237,000
Organic Baby Food Division Recall	234,000		234,000
Add Interest & Penalties Paid in Cash on Convertible Notes	608,000	-	608,000

Deduct Interest Income	(132,000)	(147,000)	15,000

Earnings (Loss) after non-cash, non-recurring items, interest and penalty expenses and interest income	$(2,627,000)	($1,958,000)	(669,000)

Interest income represents interest the Company earns on its surplus cash reserves invested in short term bank interest earning deposits. Interest Income of $132,000 in the six months ended June 30, 2008 represents an increase of 15,000 over the same period last year.

Selected Annual Information
($ in thousands, except per share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Total revenue	$10,623	$7,462	$8,712
Net loss	12,796	8,247	6,069
Basic and diluted loss per share	0.63	0.82	1.06
Total assets	22,178	9,093	6,259
Long term debt	9,955	-	1,501
Cash dividends paid (Preferred Shares)	-	94	-

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended June 30, 2008.

Amounts in Accordance with Canadian	2008	2008	2007	2007	2007	2007	2006	2006
GAAP (unaudited)	30- Jun	31-Mar	31-Dec	30-Sept	30-Jun	31-Mar	30-Dec	30-Sep
($ in thousands, except per share data)

Sales	2,534	2,407	2,848	3,312	2,996	1,467	1,065	2,022
Cost of sales	2,242	2,140	2,901	2,778	2,422	1,111	1,023	1,402
Cost of Product Recall	323	(89)
Gross profit	(31)	356	(53)	534	574	356	42	620
Selling, general and administrative
expenses	1,105	3,322	2,839	2,444	5,590	1,881	1,727	1,597
Amortization of property, plant and
equipment	351	296	22	38	6	6	(62)	18
Royalty		-	-	-	-	-	-	-
Interest Income	(43)	(89)	(108)	(64)	(84)	(63)	4	1
Other, interest, gains, losses and write-
downs	633	562	(312)	294	650	746	(256)	1,167
Net Loss	(2,077)	(4,419)	(2,494)	(2,178)	(5,588)	(2,214)	(1,371)	(2,208)
Net loss per share	(.08)	(0.19)	(0.11)	(0.10)	(0.29)	(0.12)	(0.11)	(0.19)
Weighted average shares outstanding	23,693,955	23,586,606	20,392,029	20,809,731	19,784,680	18,836,629	2,896,845	11,754,491

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

2nd quarter report 2008

Liquidity and Capital Resources

The Company improved its working capital position during the six months ended June 30, 2008 by issuing a total of 248,791 common shares to pay $131,000 in interest payments due to subordinated note holders.

During the six month period ended June 30, 2008 the Company decreased its cash position by $6,122,000, from $8,786,000 at December 31, 2007 to $2,664,000 at June 30, 2008.

We continue to experience operating losses and will be required to draw down our cash reserves accordingly. It is likely that additional equity or other forms of financing will need to be raised to support operations into 2009 and to pay interest on our Senior Convertible Notes. We have limited significant sources of financing, such as term debt facilities, available to us at this time.

At June 30, 2008, our liabilities relating to operations consisted primarily of operating bank loan indebtedness of, $74,000, accounts payable to suppliers and service providers of $2,919,000 and capital lease obligations of $158,000

The Company's total contractual obligations at June 30, 2008 were $46,852,000 (this amount is significantly larger than the Company’s legal obligations due to accounting methods utilized to value its convertible notes) and were comprised of various types of debt instruments, including consulting contracts, and operating leases. See section above entitled “Convertible Notes” for further information.

	Payments Due by period (12 months ending) June 30
Contractual Obligations
($ in thousands, except per share	Total	2008	2009	2010	2011	2011	2012 and
data)							thereafter

Senior convertible note payable	39,892	842	842	1053	1684	1684	33,787
Subordinate convertible note
payable	6,766	221	221	221	221	221	5,661
Operating leases (office equipment
and premises)	194	30	57	57	50	-	-

Total Contractual obligations	46,852	1,093	1,120	1,331	1,955	1,905	39,448

At August 22, 2008, our issued share capital was comprised of the following:

  23,750,772 common shares;
  1,600,000 Variable Multiple Voting Shares.
  Nil Class A Preferred Shares.
  Nil Class B Preferred Shares

In addition, at August 22, 2008 there are 3,701,487 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $13.25 and 11,193,495 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $3.25 per share.

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS	x	10
CS

Where:

V	=	the number of votes attaching to each issued Variable Multiple Voting Share
LVS	=	the number of issued common shares, re-designated as Limited Voting Shares, other than

2nd quarter report 2008

common shares issued form time to time on conversion of the Company’s Class B Preferred shares.
CS	=

the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation. The number of issued common shares at March 16, 2006 was 7,229,912

The total number of Variable Multiple Voting Shares issued is 1,600,000. The 1,600,000 Variable Multiple Voting Shares currently outstanding entitle BG Capital Group Ltd. to 39,783,340 votes at meetings of shareholders based on the above formula at August 22, 2008.

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. We recorded a loss of $6,455,000 for the six months ended June 30, 2008. Operations have been funded primarily from the issuance of capital stock, and we will likely continue to draw down our cash reserves for the foreseeable future until a self-sustaining level of sales is attained.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include the liquidation of non-core investments and pursuing equity and debt financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Finished Goods and Inventory

We value our finished goods at standard costs and our work in progress inventories at moving average costs. We assess the need for inventory write-downs based on its assessment of net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from our projections, an additional inventory write-down may be required.

Intangibles, Long-lived Assets and Goodwill

We assess the impairment of goodwill on an annual basis and identifiable intangibles and long lived-assets whenever event or changes in circumstance indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to plan, a change in our business strategy, or significant negative industry or economic trends. When we believe that the carrying value of intangibles, long lived assets or goodwill may not be recovered based on the existence of one or more of the above indicators of potential impairment, we determine what impairment exists based on the fair value of the long lived asset as goodwill. At June 30, 2008 no impairment write-down was required.

2nd quarter report 2008

Financial instruments

Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At June 30, 2008, two customers represented 49% (June 30, 2007 – three customers represented 37%) of total accounts receivable.

Interest rate risk

The Company’s short term bank credit facilities bear interest at CDN prime plus 1.25% . The company has long term interest bearing debt. The Company does not use derivative instruments to manage its exposure to interest rate risk.

Foreign exchange rate risk

A significant portion of the company’s production costs are incurred in the United States and payable in US dollars. General and administration costs, together with a material amount of production costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Stock based compensation

The Company has stock-compensation plans, which are described in note 13 to the annual financial statements. (Note 12 to the Second Quarter Report). The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non-employees are measured at the fair value of the consideration received and are recognized as the options are earned. Consideration paid for stock on exercise of stock options is credited to capital stock.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of and land and water sources. Actual results could differ materially from those estimates.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2006 the Company adopted EIC-156 of the Canadian Institute of Chartered Accountants concerning Accounting by A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products). All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156.

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Recent Canadian Accounting Developments

The CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income ("Section 1530"), Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), Handbook Section 3865, Hedges ("Section 3865") and Handbook Section 3861, Financial Instruments - Disclosures which become effective for the Company for periods beginning on or after January 1, 2007.

Comprehensive income: Section 1530 introduces Comprehensive income which is comprised of Net income and other comprehensive income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income ("OCI") includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Clearly Canadian’s Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income ("AOCI"), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheet.

Financial instruments - recognition and measurement: Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively.

Changes in the fair values of derivative instruments will be recognized in net income, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges: Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income. The amounts recognized in AOCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income.

Impact of adopting sections 1530, 3855, 3861 and 3865

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except to redefine amounts previously presented in

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shareholders’ equity as cumulative translation account to be accumulated other comprehensive loss. The adoption of these Handbook Sections had no impact on opening retained earnings.

Upon adoption of these new standards, on January 1, 2007, the Company designated its cash, cash equivalents, and short-term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the six months ended June 30, 2008. The Company has not designated any financial liabilities as held-for-trading.

Financial Instruments and Other Instruments

The Company’s use of financial instruments and other instruments is limited to highly liquid short term investments whose fair values approximate their carrying value and trade accounts receivable and payable.

Risks associated with financial instruments are minimal as they are fixed rate and short term.

Legal Proceedings

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our Chief Executive Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer

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concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level as of June 30, 2008 due to a material weakness discussed below related to a formal Disclosure Committee. However, the material weakness will be remediated in the future.

Management, including our Chief Executive Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Internal Control over Financial Reporting

Management is responsible for certifying the design of our internal control over financial reporting as required by Multilateral Instrument 52-109 – “Certification of Disclosure in Issuers Annual and Interim Filings”. Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals (GAAP). Our internal control over financial reporting includes those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;
• receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and
• reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements.

Management, under the supervision and with the participation of our Chief Executive Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Our Independent Registered Public Accountants have not issued an attestation report on our internal control over financial reporting pursuant to the temporary rules of the U.S. Securities and Exchange Commission that permit us to provide only management's report for the year ended December 31, 2007.

A material weakness in internal control over financial reporting is defined by the Public Company Accounting Oversight Board’s Audit Standard No.5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, the effectiveness of our internal control over financial reporting is subject to the risk that

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controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Our management identified a material weakness in that we do not have a formal Disclosure Committee. The purpose of the Disclosure Committee is to assist the senior officers in fulfilling their responsibility to oversee the accuracy, completeness and timeliness of the disclosures made by the Company. Due to a corporate reorganization which included changes within the Board of Directors, the relocation of the Vancouver office and subsequent changes in management, the Disclosure Committee was delayed until 2008. Although a formal process of a Disclosure Committee was not set up in 2007 (e.g. Minutes to meetings etc.) the Board of Directors and CEO do approve company disclosures. The Company intends to establish a formal Disclosure Committee in the future.

With the exception of the identification of the deficiency as discussed above, during the fiscal quarter ended June 30, 2008, there has been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that have materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.